

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Ke Chen
Chief Executive Officer
WF International Ltd.
No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road
Chengdu, Sichuan, China, 610041

>   **Re: WF International Ltd.**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed June 25, 2024**
>   **File No. 333-275382**

Dear Ke Chen:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 filed June 25, 2024

Recent Developments, page 14

1. You disclose that you expect your revenues for the fiscal year ended September 30, 2024 to remain consistent with the fiscal year ended September 30, 2023. Please address the following:
   - In light of your 65% decrease in revenues for the six months ended March 31, 2024, please tell us your basis for this expectation. Your response should address, but not be limited to, actual activities subsequent to March 31, 2024 and status of the $24.1 million in contracted by not yet performed sales as of March 31, 2024. Reference is made to Item 10(b)(1) of Regulation S-K.
   - Please tell us how you determined it was unnecessary to disclose an expectation of net income (loss) and earnings (loss) per share for the fiscal year ended September 30, 2024. Reference is made to Item 10(b)(2) of Regulation S-K.

- Please tell us how you determined your disclosure provides investors with an understanding of the basis for and limitations of your projection. Reference is made to Item 10(b)(3) of Regulation S-K.

2.   You disclose that your revenues for the six months ended March 31, 2024 decreased by approximately 65% as compared to revenues for the six months ended March 31, 2023. Please tell us what consideration you gave to balancing this revenue disclosure with a discussion of your expenses and/or net income for the six months ended March 31, 2024.

General

3.   We note the addition of the recent developments section beginning on page 14. Please update the disclosure in the risk factor, MD&A and business sections to specifically address these recent developments, including the risks and uncertainties to the company related to the decline in the sales of new residential properties in China in 2023 and significant decrease in revenues for the six months ended March 31, 2024, material trends, and the diversification of your business and focus on industrial projects.

Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard I. Anslow